Exhibit 99.2

Chairman’s Statement

Dear Shareholders,

During the six months ended December 31, 2025, the Company has navigated a challenging operating environment marked by weaker market demand. In response, management implemented a more rigorous credit control strategy to strengthen financial discipline. While these measures enhanced risk management, it contributed to a slowdown in revenue overseas. As a result, the Company recorded a decline in revenues to HKD7.0 million.

We continue to invest in our people, technology, and solutions portfolio to ensure that the Company remains resilient and competitive. These strategic investments are laying a stronger foundation for long-term growth. While this has widened our net loss to HKD5.4 million, we regard these commitments as essential steps toward sustainable expansion and future value creation.

We remain confident in our strategy and committed to delivering value to our shareholders, customers, and employees. We are well-positioned to seize opportunities in the digital transformation era and to drive sustainable growth in the years ahead.

Subsequent to the six-month period ended December 31, 2025, in May 2026, the Company entered into a memorandum of understanding with Angkasa-X Holdings Corp. (“Angkasa-X”), an emerging independent satellite operator and space technology company headquartered in Malaysia. This strategic collaboration is designed to broaden the Company’s ICT service portfolio by introducing satellite-based connectivity solutions, enabling access to underserved markets across Southeast Asia, Africa, Latin America, South Asia, and the Middle East.

Looking ahead, we see strong momentum in the broader ICT and digital services industry, driven by rising demand for advanced connectivity solutions. Our cooperation with Angkasa-X represents a significant milestone in positioning the Company for long-term growth. This collaboration not only extends our geographic reach but also reinforces our commitment to bridging digital divides in high-growth regions.

Lee Yat Lung Andrew

Chairman

June 1, 2026

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the reports of the Company filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this statement. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended June 30, 2025 (the “Annual Report”). The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in the Annual Report.

Overview

Global Engine Group Holding Limited (the “Company” or “GE Group”) is a holding company incorporated on September 7, 2021 under the BVI Business Companies Act (Law Revision 2020) (the “BVI Act”). The Company has no substantial operations other than holding all of the outstanding share capital of Global Engine Holdings Limited (“BVI Sub”), which was incorporated under the BVI Act on March 5, 2021. BVI Sub also has no substantive operations other than holding directly or indirectly of all the equity interest of Hong Kong’s subsidiaries, Global Engine Limited (“GEL”) and Ace Vision Technology Limited (“Ace Vision”). The Company, through GEL and Ace Vision (the “Hong Kong Operating Subsidiaries”), is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The GE Group offers: (i) “ICT Solution Services” which include the cloud platform deployment, IT system design and configuration services maintenance services, data center colocation service and cloud service; (ii) “Technical Services” which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China.

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The above does not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors” elsewhere in the Annual Report.

Critical Accounting Estimates

We prepare our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition. See Note 2—Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Estimated provision for credit losses

We maintain a provision for credit losses related to accounts receivable using the expected credit loss model under ASC 326. Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forward-looking information. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. During the six months ended December 31, 2025 and 2024, we recorded adjustments for credit losses in the unaudited interim condensed consolidated financial statements related to accounts receivable of HKD2,222,650 (US$285,567) and HKD11,018, respectively. As of December 31, 2025 and June 30, 2025, the reserve for credit losses was HKD2,823,484 (US$362,762) and HKD600,834, respectively.

Impairment of goodwill

Goodwill is not amortized. We perform either a qualitative or quantitative assessment to review goodwill for impairment on an annual basis. This assessment is performed at the beginning of the fourth quarter, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred.

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge would be recorded in the unaudited interim condensed consolidated statements of operations.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited interim condensed consolidated financial statements, “Summary of Significant Accounting Policies”.

Six months ended December 31, 2025 compared to six months ended December 31, 2024

Results of Operations

The following table sets forth a summary of the unaudited interim condensed consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the six months ended December 31,
	2024		2025
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Cloud services and data center managed services
Third parties’ revenue	$13,233,426	69.2%	$2,411,580	$309,840	34.4%
Related parties’ revenue	-	-%	2,040,000	262,100	29.1%
Telecommunication, consultancy and related services
Third parties’ revenue	5,895,338	30.8%	2,555,338	328,310	36.5%
Total revenues	19,128,764	100.0%	7,006,918	900,250	100.0%
Cost of revenues
Third parties’ cost of revenues	16,164,651	84.5%	5,163,183	663,367	73.7%
Related parties’ cost of revenues	634,500	3.3%	429,000	55,118	6.1%
Total cost of revenue	16,799,151	87.8%	5,592,183	718,485	79.8%
Gross profit	2,329,613	12.2%	1,414,735	181,765	20.2%

Operating expenses
General and administrative expenses	3,791,866	19.8%	7,605,980	977,218	108.5%

Loss from operations	(1,462,253)	(7.6)%	(6,191,245)	(795,453)	(88.3)%
Interest expenses	(617)	0.0%	-	-	-%
Other income	147,286	0.7%	327,425	42,068	4.7%
Equity income of unconsolidated investees	-	-	3,984	512	0.0%
Loss before income taxes	(1,315,584)	(6.9)%	(5,859,836)	(752,873)	(83.6)%
Income tax credit	(70,189)	0.4%	(434,616)	(55,840)	6.2%
Net loss	$(1,245,395)	(6.5)%	$(5,425,220)	(697,033)	(77.4)%

Revenues

For the six months ended December 31, 2025 and 2024, the Company generated its revenues through two revenue streams by Hong Kong Operating Subsidiaries: (i) cloud services and data center managed services; and (ii) telecommunication, consultancy and related services.

The following table presented Hong Kong Operating Subsidiaries’ revenues disaggregated by service lines for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025	2025	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Cloud services and data center managed services	$13,233,426	$4,451,580	$571,940	$(8,781,846)	(66.4)%
Telecommunication, consultancy and related services	5,895,338	2,555,338	328,310	(3,340,000)	(56.7)%
Total revenues	$19,128,764	$7,006,918	$900,250	$(12,121,846)	(63.4)%

The following table presented Hong Kong Operating Subsidiaries’ revenues disaggregated by the timing of revenue recognition for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	19,128,764	7,006,918	900,250	(12,121,846)	(63.4)%

Revenue decreased by HKD12.1 million, or 63.4%, to HKD7.0 million (US$0.9 million) for the six months ended December 31, 2025 compared to HKD19.1 million for the same period in 2024. The decrease is due to the decrease in revenue form both revenue streams during the period.

Cloud services and data center services include offering business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region. The Company also offers complementary offerings such as installations, warranty services and certain managed services including remote network services and data center monitoring to customers. The decrease in cloud services and data center managed services was mainly due to the decrease in revenue from customers in Malaysia.

The decrease in revenue from telecommunication, consultancy and related services was mainly due to the decrease in consultancy projects in Hong Kong in the current period.

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the six months ended December 31, 2025, cost of revenues was HKD5,592,183 (US$718,485), decreased by HKD11,206,968 or 66.7% from HKD16,799,151 in the same period in 2024. The decrease was due to the decrease in subcontracting expenses as a result of the decrease in number of projects during the period.

Gross profit

As a result of the foregoing, gross profit for the six months ended December 31, 2025 was HKD1.4 million (US$181,765), a decrease of HKD0.9 million from HKD2.3 million for the same period in 2024. The gross profit margin increased from 12.2% for the six months ended December 31, 2024 to 20.2% for the six months ended December 31, 2025. The increase in gross profit margin is mainly due to the decrease in revenue from Malaysia, which had lower gross profit margin.

General and administrative expenses

General and administrative expenses consisted primarily of motor car expenses, IT expenses, depreciation, amortization, legal and professional fees, accounting fee, directors’ fee, salaries and employee benefits, provision for expected credit losses and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the six months ended December 31,
	2024	2025	2025	Change
	HKD	HKD	US$	HKD
Depreciation of property and equipment	$209,856	$311,666	$40,043	$101,810
Amortization of intangible assets	117,000	934,002	120,001	817,002
Operating lease cost	210,000	210,000	26,981	-
Motor car expenses	26,553	45,168	5,803	18,615
IT Expenses	340,004	319,494	41,049	(20,510)
Accounting Fee	25,000	-	-	(25,000)
Directors’ Fee	189,868	260,400	33,456	70,532
Salaries and employee benefits	1,229,803	2,051,600	263,590	821,797
Legal and professional fees	1,104,186	903,794	116,120	(200,392)
Insurance	27,635	38,506	4,947	10,871
Company secretarial expenses	67,580	74,800	9,610	7,220
Travelling expenses	79,330	-	-	(79,330)
Exchange loss, net	-	146,241	18,789	146,241
Provision for expected credit losses	11,018	2,222,650	285,567	2,211,632
Others	154,033	87,659	11,262	(66,374)
Total	$3,791,866	$7,605,980	$977,218	$3,814,114

General and administrative expenses increased by HKD3.8 million from HKD3.8 million for the six months ended December 31, 2024 to HKD7.6 million (US$977,218) for the six months ended December 31, 2025, mainly driven by the increase in salaries and employee benefits of HKD821,797 (US$105,585) as a result of increase in headcount during the period, the increase in amortization of intangible assets of HKD817,002 (US$104,969) as a result of the increase in intangible assets and the increase in provision for expected credit losses of HKD2,211,632 (US$284,151).

IT expenses

IT expenses primarily consisted of domain fee and server rental expenses for the Company’s information storage, processing and back up. The amount is comparable with prior period.

Others

Other expenses included bank charges, entertainment expenses, consultancy fee and sundry expenses.

Allowance for credit losses

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company maintains a reserve for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the reserve for credit losses as an offset to accounts receivables, and the estimated credit losses charged to the allowance is classified as general and administrative expenses in the unaudited interim condensed consolidated statements of operations. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking information ..

The table below sets forth the aging analysis of the Company’s gross accounts receivable at the end of each period:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
December 31, 2025 (USD)	$153,873	$202,978	$100,198	$3,212	$993,620	$1,453,881
December 31,2025 (HKD)	1,197,640	1,579,835	779,870	25,000	7,733,644	11,315,989
June 30, 2025 (HKD)	1,172,360	25,000	7,620,047	825,774	275,000	9,918,181
Change (HKD)	$25,280	$1,554,835	$(6,840,177)	$(800,774)	$7,458,644	$1,397,808

Interest expense

Interest expense mainly represented the bank overdraft interest. For the six months ended December 31, 2025 and 2024, its interest expense was Nil and HKD617, respectively.

Other income

Other income was primarily comprised of interest income and exchange gain, net. During the six months ended December 31, 2025, we recognized interest income of HKD327,425 (US$42,068). For the same period in 2024, we recognized interest income of HKD109,910 and net exchange gain of HKD37,376.

Income tax credit

Income tax credit was HKD434,616 (US$55,840) for the six months ended December 31, 2025, as compared to income tax credit of HKD70,189 for the six months ended December 31, 2024. The income tax credit was due to the deferred tax recognized for the net operating loss carryforwards, the depreciation of property and equipment and amortization of intangible assets during the period.

Net loss

As a result of the above discussed, the Company recorded a net loss of HKD5,425,220 (US$697,033) for the six months ended December 31, 2025, representing an increase in net loss of HKD4,179,825 (US$537,025) from a net loss of HKD1,245,395 for the six months ended December 31, 2024.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of Hong Kong Operating Subsidiaries and proceeds from our initial public offering on the Nasdaq. As at December 31, 2025 and June 30, 2025, its cash balance was HKD18,009,290 (US$2,313,837) and HKD25,217,011, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Net cash used in operating activities	$(14,787,217)	$(7,181,858)	$(922,727)
Net cash used in investing activities	$(27,254,670)	$(25,863)	$(3,323)
Net cash provided by financing activities	$60,540,880	$-	$-

Cash used in operating activities:

For the six months ended December 31, 2025, net cash used in operating activities HKD7,181,858 (US$922,727) was primarily resulted from the net loss of HKD5,425,220 (US$697,033) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD311,666 (US$40,043), amortization of intangible assets of HKD934,002 (US$120,001), provision for expected credit losses of HKD2,222,650 (US$285,567), deferred tax of HKD451,514 (US$58,011) and equity income of unconsolidated investees of HKD3,984 (US$512). The amount is offset by change in operating activities amounted to HKD4,769,458 (US$612,782).

For the six months ended December 31, 2024, net cash used in operating activities HKD14,787,217 was primarily resulted from the net loss of HKD1,245,395 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD209,856, amortization of intangible assets of HKD117,000, provision for expected credit losses of HKD11,018 and deferred tax of HKD82,050. The amount is offset by change in operating activities amounted to HKD13,797,646.

Cash used in investing activities:

For the six months ended December 31, 2025, net cash used in investing activities was HKD25,863 (US$3,323) for the purchases of item of property and equipment of HKD25,863 (US$3,323).

For the six months ended December 31, 2024, net cash used in investing activities was HKD27,254,670 consisted of purchases of item of property and equipment of HKD1,325,139, purchases of intangible assets of HKD2,340,000, payments for acquisition of long-term investments of HKD17,467,087 and payments for acquisition of subsidiaries of HKD6,122,444.

Cash provided by financing activities:

For the six months ended December 31, 2025, the Company did not have any financing activities.

For the six months ended December 31, 2024, net cash from financing activities of HKD60,540,880 consisted of net proceeds received upon completion of the initial public offering of HKD71,472,020, offset by payments of IPO costs of HKD10,896,313, repayment of amount with related parties of HKD27,073 and repayment of amount due to a director of HKD7,754.

The following table set forth a summary of the Company’s working capital as of December 31, 2025 and June 30, 2025:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Current assets	$35,785,114	$28,473,142	$3,658,235
Current liabilities	10,416,550	7,766,603	997,854
Working capital	$25,368,564	$20,706,539	$2,660,381

Current assets as of December 31, 2025 was HKD28,473,142 (US$3,658,235). Out of this balance, the Company had cash in an amount of HKD18,009,290 (US$2,313,837). The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current assets balance also included the following: accounts receivable, net of HKD8,492,505 (US$1,091,119), prepayment, deposits and other receivables of HKD1,689,293 (US$217,041) and prepaid tax of HKD282,054 (US$36,238).

Current liabilities as of December 31, 2025 was HKD7,766,603 (US$997,854). This amount was comprised of accrued expenses and other payables of HKD5,113,096 (US$656,932), amount due to a related party of HKD2,709 (US$348), amount due to a director of HKD335 (US$43), tax payable of HKD41,767 (US$5,366) and contract liabilities of HKD2,608,696 (US$335,165).

Current assets as of June 30, 2025 was HKD35,785,114. Out of this balance, the Company had cash in an amount of HKD25,217,011 of which approximately HKD5,562,513 was denominated in Hong Kong Dollar and approximately HKD19,654,498 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current assets balance also included accounts receivable, net of HKD9,317,347, prepayment, deposits and other receivables of HKD968,702 and prepaid tax of HKD282,054.

Current liabilities as of June 30, 2025 was HKD10,416,550. This amount was composed of accounts payable of HKD101,500, accrued expenses and other payables of HKD8,029,713, amount due to a director of HKD335, amount due to a related party of HKD2,709, tax payables of HKD24,869 and contract liabilities of HKD2,257,424.

We will have sufficient working capital to meet our present requirements and for the next 12 months from the date of this report.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Future Financings

The Company may sell its ordinary shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.